Exhibit 99.1

Brookfield Infrastructure Partners L.P.

News Release

BROOKFIELD INFRASTRUCTURE RENEWS ITS NORMAL COURSE ISSUER BID

Hamilton, Bermuda, October 1, 2013 – Brookfield Infrastructure Partners L.P. (“Brookfield Infrastructure”) (NYSE: BIP; TSX: BIP.UN) today announced that the Toronto Stock Exchange (the “TSX”) accepted a notice filed by Brookfield Infrastructure of its intention to renew its normal course issuer bid. Brookfield Infrastructure believes that in the event that limited partnership units (“Units”) trade in a price range that does not fully reflect their value, the acquisition of Units may represent an attractive use of available funds.

Under the normal course issuer bid, the Board of Directors of the general partner of Brookfield Infrastructure authorized Brookfield Infrastructure to repurchase up to US$40 million of Units which, based on the closing price of the Units on the TSX on September 30, 2013, equals 1,051,863 Units and represents less than 1% of the public float of the Units on September 30, 2013.  At the close of business on September 30, 2013, there were 150,213,524 Units issued and outstanding. Under the normal course issuer bid, Brookfield Infrastructure may purchase up to 29,359 Units on the Toronto Stock Exchange during any trading day, which represents 25% of the average daily trading volume of 117,438 Units on the Toronto Stock Exchange for the six months ended September 30, 2013. Repurchases are authorized to commence on October 4, 2013 and will terminate on October 3, 2014, or earlier should Brookfield Infrastructure complete its repurchases prior to such date.

All purchases will be made through the facilities of the Toronto Stock Exchange or the New York Stock Exchange, and all Units acquired under the normal course issuer bid will be cancelled. Brookfield Infrastructure did not acquire any Units in the past 12 months under its previous normal course issuer bid. Repurchases will be subject to compliance with applicable United States federal securities laws, including Rule 10b-18 under the United States Securities Exchange Act of 1934, as amended, as well as applicable Canadian securities laws.

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Brookfield Infrastructure operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Its current business consists of the ownership and operation of premier utilities, transport and energy assets in North and South America, Australasia and Europe. It also seeks acquisition opportunities in other infrastructure sectors with similar attributes. The payout policy targets 5% to 9% annual growth in distributions. Units trade on the New York and Toronto stock exchanges under the symbols BIP and BIP.UN, respectively. For more information, please visit Brookfield Infrastructure’s website at www.brookfieldinfrastructure.com.

For more information, please contact:

Investors: Tracey Wise Vice President, Investor Relations Tel: 416-956-5154 Email: tracey.wise@brookfield.com	Media: Andrew Willis Senior Vice President, Communications and Media Tel: 416-369-8236 Email: andrew.willis@brookfield.com

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words, “believes,” “may,” “tend to,” “target” or derivations thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding potential future purchases by Brookfield Infrastructure of its Units pursuant to its normal course issuer bid, statements with respect to Brookfield Infrastructure’s assets tending to appreciate in value over time and the level of distribution growth over the next several years. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include: general economic conditions; interest rate changes; availability of equity and debt financing; the performance of the Units or the stock exchanges generally; and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.